SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2004

                                   Serono S.A.
                    ----------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
          ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                                    SERONO
                                                               [GRAPHIC  OMITED]

MEDIA  RELEASE

FOR  IMMEDIATE  RELEASE
-----------------------


  LOW DOSE MAINTENANCE THERAPY WITH RECOMBINANT HUMAN GROWTH HORMONE MAY SUSTAIN
        PREVIOUS SEROSTIM(R) TREATMENT IN HIV POSITIVE PATIENTS WITH HARS

  NEW DATA PRESENTED AT A RECENT MEDICAL MEETING ON HIV AND INFECTIOUS DISEASES


ROCKLAND, MA, FEBRUARY 12, 2004 - Serono, Inc., the US affiliate of Serono (virt-x: SEO and NYSE: SRA), announced new clinical data on Serostim(R) [somatropin (rDNA origin) for injection] as a potential maintenance therapy to sustain reductions in excess visceral fat accumulation in patients with HIV-associated adipose redistribution syndrome (HARS) who had previously received Serostim(R)(1) induction therapy. The data was recently presented at a medical meeting on HIV and infectious diseases. HARS is a debilitating medical condition experienced by people being treated for HIV and for which there is currently no medical treatment. The visceral adipose tissue accumulation seen in HARS may be associated with an adverse risk profile.

"Based on its efficacy and safety profile, a low dose of Serostim(R) merits additional investigation as a maintenance therapy for HIV patients with HARS," said study lead investigator, Donald P. Kotler, M.D., St. Luke's Roosevelt Hospital, New York.

A prospective, multi-center, randomized, dose-finding extension trial evaluated the safety and efficacy of Serostim(R) maintenance therapy, administered at a dose of 1 or 2 mg daily, to sustain reductions in excess trunk fat in patients with HARS following treatment with Serostim(R) at a higher dose. Laboratory measurements of potential metabolic conditions occurring with HARS, such as lipid profiles, were also included.

Serono has previously reported positive findings of Serostim(R) for the Treatment of Adipose Redistribution Syndrome (STARS) study, a double-blind, placebo-controlled study, designed to evaluate Serostim(R) as a potential HARS therapy. The study results showed that Serostim(R) 4mg administered daily for 12 weeks decreased visceral adipose tissue and trunk fat as compared to placebo

--------------------
1    Serostim(R) is currently not approved for the treatment of HARS.


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(p<0.001).  A  significant  decline in total and non-HDL cholesterol as compared to  placebo  was  also  observed  (p<0.005).

The present trial was an extension of the STARS study. The maintenance phase involved 142 HIV positive patients with HARS and demonstrated significant reductions (p<0.01) in trunk fat, non-HDL cholesterol and total cholesterol from the trial baseline to week 60 in patients taking either 1 mg or 2 mg of Serostim(R) as a maintenance therapy.

"Serono is committed to continuing research aimed at resolving metabolic complications associated with HIV, including HARS," commented Paul Lammers, MD, MSc, Chief Medical Officer, Serono, Inc.

HIV-associated adipose redistribution syndrome or HARS is a subset of HIV lipodystrophy. HIV-associated lipodystrophy is characterized by a variety of metabolic disturbances and body shape abnormalities that may present individually or in combination.

Patients with HARS experience abnormal, pathological accumulation of adipose tissue, which may be present with or without fat depletion and/or metabolic abnormalities. In general, HARS patients accumulate excess visceral adipose tissue in the abdomen or may develop a fat pad on the upper back commonly known as a "buffalo hump."

ABOUT  SEROSTIM(R)
Serostim(R) [somatropin (rDNAorigin) for injection] is the only growth hormone approved by the US Food and Drug Administration for the treatment of HIV wasting or cachexia. The recommended dose is 0.1 mg/kg daily (6 mg/day for patients > 55 kg). Serostim(R) 0.1 mg/kg every other day should be considered as a starting dose in patients thought to be at risk of certain adverse effects, i.e., glucose intolerance.

In patients with HIV-associated wasting, Serostim(R) has a generally manageable side effect profile. The most common adverse events associated with Serostim(R) therapy are mild to moderate muscle and joint pain and swelling, which occur in a dose-related manner and often subside with continued treatment or dose reduction. Cases of new onset impaired glucose intolerance, new onset Type 2 diabetes mellitus and exacerbation of preexisting diabetes mellitus have been reported in patients receiving Serostim(R). Some patients develop diabetic ketacidosis and diabetic coma. In some patients, therapy with Serostim(R) necessitated initiation or adjustment of anti-diabetic treatment. Patients with a history of hyperglycemia or other risk factors for glucose intolerance should be monitored closely during treatment with Serostim(R). Transient increases in glucose levels occur early in treatment and should be monitored.

Use of growth hormone is contraindicated in treatment of patients in intensive care units due to complications following open-heart surgery or abdominal surgery, multiple accidental trauma or acute respiratory failure; patients with active neoplasia; and patients with known hypersensitivity to growth hormone. Serostim(R) must be used in conjunction with antiretroviral therapy.

Full prescribing information for Serostim(R), including important safety information, is available at www.serostim.com.
                                 ----------------


ABOUT  SERONO
Serono, Inc., located in Rockland, MA, is the US affiliate of Serono, a global biotechnology leader, headquartered in Geneva, Switzerland. The Company has seven recombinant products, Rebif(R) (interferon beta-1a), Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa injection), Serostim(R) [somatropin (rDNA origin) for injection], Saizen(R) [somatropin (rDNA origin) for injection] and Zorbtive(TM) [somatropin (rDNA origin) for injection].
(Luveris(R) is not approved in the USA.)(2). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.


                                       ###

-----------------------
2 Package inserts for Serono's US marketed products are available at www.seronousa.com or by calling 1-888-275-7376.
-----------------


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FOR MORE INFORMATION, PLEASE CONTACT:

SERONO, INC., ROCKLAND, MA
MEDIA  RELATIONS:               INVESTOR RELATIONS:
Tel.  +1 781 681 2340           Tel.  +1 781 681 2552
Fax:  +1 781 681 2935           Fax:  +1 781 681 2912

SERONO IN GENEVA, SWITZERLAND:
MEDIA  RELATIONS:               INVESTOR  RELATIONS:
Tel:  +41-22-739 36 00          Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85          Fax:  +41-22-739 30 22
http://www.serono.com           Reuters:  SEOZ.VX / SRA.N
---------------------           Bloomberg:  SEO VX / SRA US

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   SERONO  S.A.
                                   a  Swiss  corporation
                                   (Registrant)



February 12, 2004                  By:     /s/  Allan Shaw
                                           -------------------------
                                   Name:   Allan Shaw
                                   Title:  Chief Financial Officer


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